UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A

CENTRAL PUERTO S.A. SUPERVISORY COMMITTEE

2024 ACTION PLAN

As per Section 110 of Law No. 26831 and CNV Regulations, the Supervisory Committee must annually present before the Board of Directors and the Statutory Audit Committee its action plan for the commencing fiscal year.

The following are the topics to be considered under the Action Plan for the fiscal year 2024:

1.      Internal Audit

The Committee will review Internal Audit’s performance by issuing an opinion with the annual financial statements’ presentation. To such end, the following will be done:

•	To review Internal Audit’s Activities Plan based on risks and their reach and budget, being the Committee able to suggest changes or expansions if considered proper.

•	To hold meetings periodically with Internal audit to check compliance with the Plan and to consider new audit risks to acknowledge possible difficulties for its execution.

•	At the meetings hold with Internal Audit, the reports issued in relation to the reviews made by the area will be considered. In addition, the follow-up of observations stemming from previous reports will be reviewed, as well as the application of the proposed suggestions by Internal Audit.

2.      External Audit

•	The Supervisory Committee will issue an opinion on the external auditors’ appointment proposal (for their continuity or change) to be presented by the Board of Directors at the Annual Shareholders’ Meeting. In addition, it will ask for additional and supplementary documentation if necessary, so as to determine the appointment reasonability, checking if the proposed external auditors’ independence criteria are met as per the regulations in force.

•	The Supervisory Committee will acknowledge the external audit work plan, reviewing the scheduled activity and proposing, if necessary, changes or adjustment based on the Supervisory Committee’s review.

•	Meetings will be scheduled to treat accounting information to organize the follow-up of the external audit’s plan development, at least when issuing the Company’s quarterly financial statements. Together with auditors, the difficulties or controversies eventually presented with the Company’s Management will be reviewed.

•	When presenting the annual financial statements, the external auditor’s fees will be informed.

•	The Supervisory Committee will review External Audit’s performance by issuing an opinion with the annual financial statements’ presentation.

•	The Supervisory Committee considers whether External Audit’s services comply with SEC and CNV regulations. The Supervisory Committee will annually perform a review of the commitment, efficiency, and independence of the external auditor’s work. This review will be made based on the information provided by the Company’s Management, which will interact with external auditors and that have the necessary knowledge to define compliance with the exposed parameters and that will later be presented through a report to the Supervisory Committee to then be considered by the Board of Directors.

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3.    Financial information, material news and functioning of the administrative-accounting system of internal control and anti-fraud program

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The Committee will review the functioning and continuous improvement of the internal control and administrative-accounting systems, their reliability and of the financial information provided to the markets and supervision entities and the Company’s exposure to corporate fraud. To such end, periodic meetings will be held with management, Internal and External Audit. At such meetings, the Committee will review the reports and other documents the Internal and External Audit and Management submit before it.

4. Operations among related parties or conflict of interest

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The Supervisory Committee, at the Board of Directors request or any of its members, will issue a previous opinion regarding the operations with related parties involving a relevant amount, taking into account the regulations in force for the definition of these concepts.

•	The opinion shall be on whether the operation’ conditions may be considered reasonable and usual in the market’s practice.

5. Integrity plan

The Supervisory Committee will: (i) periodically ask the Compliance Officer a report on the implementation of the Integrity Plan, (ii) approve the plans, codes or procedures added as exhibits to the Integrity plan, and (iii) at least every six months, inform the Board of Directors on the news related to the implementation and updating of the Integrity plan.

If necessary, the Committee will resort to independent external auditors to support its opinion on this type of operations.

The Committee will issue an informed opinion on that regard.

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6. Corporate Governance

The Supervisory Committee will treat and, eventually, approve, implement, monitor, and keep updated all the policies related to the Company’s corporate governance best practices, keeping the Board of Directors informed in that regard based on the local and international regulations in force, as well as the best corporate practices recorded in the sector. Among other polices and as an example, the Company’s Insider Trading Policy and the progress in the implementation of the Company’s Integrity Plan (the “Program”) is mentioned. Moreover, it will monitor the policies and procedures on cybersecurity.

7. Committee’s Annual Management Report

After the fiscal year closing and when presenting the annual financial statements, the Committee must issue an annual report on its performance, rendering account of it before the Board of Directors.

Tomás White                           José Luis Morea                      Jorge Eduardo Villegas

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 18, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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